SECURITIES AND EXCHANGE COMMISSION
             Washington, D.C. 20549


                  SCHEDULE 13D

    Under the Securities Exchange Act of 1934
                (Amendment No  )

            Complete Management, Inc.
                (Name of Issuer)

         Common Stock, $0.001 par value
         (Title of class of securities)

                   20452C-10-4
                 (CUSIP number)

              Mr. Irving B. Harris
       c/o William Harris Investors, Inc.
        2 North LaSalle Street, Suite 400
             Chicago, Illinois 60602
                 (312) 621-0590
 (Name, address and telephone number of persons authorized to receive notices and communications)

   February 13, 1998 (Reporting ownership and
     transactions through February 19, 1998)
  (Date of event which requires filing of this
                   statement)

If  the filing person has previously filed a statement
on Schedule 13G to report  the  acquisition  which  is
the subject of this Schedule 13D, and is filing this
schedule because  of  Rule  13d-1(b)(3) or (4), check
            the following box  [   ].

Check the following box if a fee is being paid with
              the statement [    ].

          (continued on following pages)
1  Name of Reporting Persons
   SS or IRS Identification Nos of Above Persons
                                                       Irving B. Harris
   ###-##-####

2  Check the Appropriate Box if a Member of a Group
   (a) [ X ]
   (b) [   ]

3  SEC Use Only


4  Source of Funds
       PF

5  Check Box if Disclosure of Legal Proceedings is
   Required Pursuant to Item 2(d) or 2(e)
   [   ]

6  Citizenship or Place of Organization
   USA

Number of Shares Beneficially Owned by each Reporting
Person with:

7  Sole Voting Power
   None

8  Shared Voting Power
   1,017,458 (assumes conversion of $3,475,000
   convertible notes into 386,108 shares of Common
   Stock)

9  Sole Dispositive Power
   None

10 Shared Dispositive Power
   1,017,458 (assumes conversion of $3,475,000
   convertible notes into 386,108 shares of Common
   Stock)

11 Aggregate Amount Beneficially Owned by Each
   Reporting Person
   1,017,458 (assumes conversion of $3,475,000
   convertible notes into 386,108 shares of Common
   Stock)

12 Check Box if the Aggregate Amount in Row (11)
   Excludes Certain Shares
   [       ]

13 Percent of Class Represented by Amount in Row (11)
   7.10%

14 Type of Reporting Person
   IN

Item 1. Security and Issuer

        This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of Complete Management, Inc. (the "Company"), a New York corporation, that has its principal executive offices at 254 West 31st Street, New York, New York 10004.

Item 2. Identity and Background

        (a), (b) and (c): This statement is filed by Irving B. Harris in his capacity listed on pages 1 and 2 of this Schedule 13D filing in connection with the beneficial ownership by the Reporting Person, as defined below, of 1,017,458 shares of Common Stock.
Such individual is sometimes referred to as the "Reporting Person".

        Irving B. Harris' business address is 2 North
LaSalle Street, Suite 400, Chicago, Illinois 60602 and his principal occupation is Chairman of the Executive
Committee and Director of Pittway Corporation, 200
South Wacker Drive, Suite 700, Chicago, Illinois
60606, a multi-product manufacturer and publisher, Chairman of William Harris Investors, Inc. ("WHI"), a
Delaware corporation whose principal business is that of an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, Chairman of the Harris Foundation, a 501(c)(3) Minnesota non-profit corporation, the purpose of which is to promote health-care research and education, and President and owner of William Harris & Co.("WH&Co"), a personal holding company. WHI, the Harris Foundation and WH&Co are all located at 2 North LaSalle Street, Suite 400,
Chicago, Illinois 60602.

        The Reporting Person may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934.

        (d):  During the last five years, Reporting
Person has not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

        (e):  During the last five years, the
Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        (f):  The Reporting Person is a citizen of
the United States.


Item 3. Source and Amount of Funds or Other
        Consideration

        The funds used in making the purchases
reported in this statement are the personal funds of the Reporting Person or the funds of advisory clients of the respective other persons and entities named in
Item 5(b).

Item 4. Purpose of Transaction

        The shares reported in this statement were acquired by the respective owners for investment purposes. In the future, additional shares may be purchased, and shares may be disposed of, by the Reporting Person and/or the other persons and entities named in Item 5(b).

        The Reporting Person, and to the best of his knowledge, the other persons and entities named in
Item 5(b), have no plans or proposals concerning the issuer which would relate to or result in a merger, reorganization, liquidation, or a sale or transfer of material amounts of assets of the issuer or any of its subsidiaries; changes in the directors or management of the issuer; changes in the capitalization or dividend policy of the issuer; changes in its business or corporate structure; changes in its articles of incorporation, by-laws or other similar instruments;
ceasing to be authorized to be quoted in the over-the-counter market; being eligible for termination of the common stock registration pursuant to section 12(g)(4) of the Securities Exchange Act; or other similar actions. However, the Reporting Persons reserve the right to adopt such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer

        (a): The Reporting Person may be considered to have beneficial ownership within the meaning of section 13(d) of the Securities Exchange Act in an aggregate of 1,017,458 shares, assuming conversion of $3,475,000 convertible notes into 386,108 shares of Common Stock or 7.10% of the outstanding shares. Also see Item 5(b).

        (b):                                      Shares
                                 Number           Convert
                                of Shares          Notes     Combined*


(1) Mr. Harris

 (i)Shares owned by Mr.
 Harris or Joan Harris,
 his wife, over which Mr.
 Harris has shared voting
 power                             398,000                 0        398,000
 (2.78% of o/s shares)**

 (ii) Shares which Mr.
 Harris does not own but
 over which Mr. Harris
 may be considered to
 share voting power:

 Astro Communications, Inc
 (see below)                             0            33,333         33,333

 Harris Foundation
 (see Item 2)                       18,000            69,443         87,443

 William Harris & Co
 Employee Profit
 Sharing Trust
 (see below)                             0            94,444         94,444

 WHI Growth Fund
 (see below)                       215,350           138,888        354,238

Total Shares
Item 5(b)(1)(ii)                   233,350           336,108        569,458
(3.98% of o/s shares)**

 (iii) Shares which Mr.
 Harris neither owns nor
 over which Mr. Harris
 controls via voting power.
 Mr. Harris , however, may
 be deemed to beneficially
 own these shares due to his
 relationship with Mr. Steven
 A. Hirsh, an employee of
 WH&Co, and Mr. Hirsh's
 position as a member of
 the Board of Directors
 of the Company:

 HFF Partners, LP
 (see below)                             0            50,000         50,000
 (0.34% of o/s shares)**

Total Shares
Item 5(b)(1)(i)(ii)and
(iii)                              631,350           386,108      1,017,458
(7.10% of o/s shares)**

*Represents the aggregate number of shares which would be owned assuming conversion of the notes on the terms and conditions applicable to such notes.

**The percentage of outstanding shares reflects adjustments to give effect to the conversion of the total number of notes reported herein as if such notes were converted.

        Astro Communications, Inc. is a NASDAQ
bulletin board listed manufacturing company of which Mr. Harris is 32% owner.

        William Harris & Co. Employee Profit Sharing
Trust ("WH&Co PST") is a retirement plan in which Mr.
Harris has an approximate 55.45% beneficial interest.
WH&Co is the plan sponsor.

        WHI Growth Fund, L.P. ("WHIGF") is a private, closed end investment partnership investing primarily in publicly traded equity and fixed income securities.
WHI is WHI GF's general partner and Irving B. Harris is an investor in the Fund.

        HFF Partners, LP is an Illinois limited
partnership composed of individuals, some of whom are related to Steven A. Hirsh. Mr. Hirsh is the managing general partner.

        Each of the persons named above is a citizen or entity of the United States.

        Unless otherwise noted, the address of each of the foregoing persons is c/o William Harris
Investors, Inc., 2 North LaSalle Street, Suite 400,
Chicago, IL, 60602.

        The Reporting Person disclaims beneficial ownership of shares of Common Stock owned by other entities named in Item 5(b) and disclaims participation in a group with such other entities for all purposes other than the reporting obligations under Section 13 of the Securities Exchange Act of
1934.

        (c): The following transactions were made by or for the accounts named in Item 5 (b) during the past 60 days:

                           No of        Price/
Date    Account            Shares       Share
2/9/98  Irving B Harris    250,000      $10.75
2/9/98  Joan Harris        11,000       $10.75
2/9/98  WHIGF              60,000       $10.75
2/13/98 WHIGF              26,600       $11.34
2/18/98 WHIGF              50,000       $11.30
2/19/98 WHIGF              75,000       $10.92

        (d) To the knowledge of the Reporting Person, no person other than the persons named in Item 5(b), and beneficiaries of certain of the persons (none of which is a beneficial owner of five percent of the outstanding shares), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares attributed to such person or entity.

        (e) N/A

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer

        Mr. Harris and the entities listed in Item
5(c) may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Act of 1934.

        Mr. Harris has no contracts, arrangements, understandings, formal or informal, or relationships
(legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits

        None.
Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 24, 1998



/s/ Irving B. Harris
Irving B. Harris